BATOFF ASSOCIATES, P.A.

STEVEN I. BATOFF
SBATOFF@BATOFFASSOCIATES.COM
ADMITTED IN MD AND DC

JUSTIN A. BATOFF
JBATOFF@BATOFFASSOCIATES.COM
ADMITTED IN MD, OH, NY, AND GA

SHEILA SHUSTER
SSHUSTER@BATOFFASSOCIATES.COM
ADMITTED IN CT, GA, AND NY

909 SAINT PAUL STREET
BALTIMORE, MARYLAND 21202

TELEPHONE 410-864-6210
FACSIMILE 443-438-1554
WWW.BATOFFASSOCIATES.COM

JOSEPH M. FIOCCO
JFIOCCO@BATOFFASSOCIATES.COM
ADMITTED IN MD, PA, DC, AND TX

ALINA P. CARTNER
APARGAMANIK@BATOFFASSOCIATES.COM
ADMITTED IN MD AND IL

JULIE J. LAFFERTY, CPA
JLAFFERTY@BATOFFASSOCIATES.COM

June 8, 2026

Financial Industry Regulatory Authority
9509 Key West Avenue
Rockville, Maryland 20850

Securities and Exchange Commission
100 F St. NE
Washington, DC 20549

Re: Opinion of Counsel for Non-Resident Funding Portal

Dear Sirs/Madams:

I. Introduction

Our firm, Batoff Associates, P.A., represents Arcturus Holdings LLC, a Maryland limited liability company ("Arcturus") whose management and control, as well as the relevant operational personnel and books and records, are based in the United Kingdom. We have been advised that Halal Franchise, LLC, doing business as Fursa Capital (the "Funding Portal," and collectively with Arcturus, the "Client"), an existing funding portal registered with the Financial Industry Regulatory Authority ("FINRA"), received approval from FINRA on May 29, 2026, for a change of ownership or control as set forth in Funding Portal Rule 110(a)(4) in order to change ownership of the Funding Portal to Arcturus. Pursuant to Rule 400(f) of Regulation Crowdfunding, Arcturus' ownership of the Funding Portal classifies the Funding Portal as a non-resident funding portal.

We have also been advised that pursuant to Rule 400(f) of Regulation Crowdfunding the Client requires an opinion of counsel in relation to the matters detailed below, and have been instructed to provide this opinion on:

(a) whether the Client can, as a matter of law, provide FINRA and any registered national securities association of which the Client becomes a member with prompt access to the books and records of the Client; and

(b) whether the Client can, as a matter of law, submit to onsite inspection and examination by FINRA and any registered national securities association of which the Client becomes a member.

II. Examination of Documents

We have examined originals or copies, certified or otherwise, identified to our satisfaction, of such public records, certificates of public officials and other documents and records and have made such searches and investigations as we considered necessary or relevant for purposes of the opinions expressed below.

III. Assumptions

We have been advised and will assume for the purposes of this opinion that the following are correct:

(a) Arcturus is a limited liability company organized in the State of Maryland under the Maryland Limited Liability Company Act;

(b) Arcturus is registered to do business in the State of Maryland;

(c) As of May 29, 2026, Arcturus is the sole owner of the Funding Portal;

(d) Arcturus' and the Funding Portal's management and control are exercised from the United Kingdom;

(e) Arcturus' and the Funding Portal's relevant operational personnel and books and records are based in the United Kingdom;

(f) The Funding Portal's business is registered with the United States Securities and Exchange Commission (the "SEC") and FINRA;

(g) The Funding Portal's business involves facilitating capital raising transactions for companies in the United States (the "US") and not in the United Kingdom. This business will be carried out via a website known as https://fursa.capital (the "Website");

(h) The Funding Portal is a crowdfunding intermediary under US Regulation Crowdfunding; and

(i) The Funding Portal, following FINRA's approval of the change of control application on May 29, 2026, meets the definition of a "nonresident funding portal" under the Securities Exchange Act of 1934, as amended.

IV. Laws and Jurisdiction

The laws and principles applicable to the Client in the US include the Maryland Limited Liability Company Act (MLLCA) and the Texas Limited Liability Company Act (TLLCA).

The laws and principles applicable to the Client in the United Kingdom include the Financial Services and Markets Act 2000 (FSMA) and the National Security and Investment Act 2021 (NSI Act).

The term "UK Securities Laws" means the FSMA and NSI Act and together with the published rules, regulations, rulings and orders made and forms prescribed thereunder , and together with all applicable policy statements, multilateral or national instruments and blanket orders and rulings issued or adopted by the Financial Conduct Authority (the "FCA," formerly known as the Financial Services Authority or "FSA"). The FCA regulates the financial services industry in the United Kingdom.

In addition, information sharing arrangements exist that would assist the SEC and FINRA in accessing information about the Client. The FCA and the SEC have a long-standing cooperative relationship, formalized through Memorandums of Understanding (MoUs).

On March 29, 2019, the FCA and the SEC reaffirmed their commitment to continue close cooperation and information sharing by signing the *Amended and Restated Memorandum of Understanding Concerning Consultation, Cooperation and the Exchange of Information Related to Market Oversight and the Supervision of Financial Services Firms* (the "2019 MoU")[1] The 2019 MoU is intended to bolster the two agencies' co-operation, oversight and information sharing practices for effective and efficient oversight of regulated entities across national borders.

Pursuant to Paragraph 21 of the 2019 MoU, "[t]he SEC has informed the FCA that, as a condition of its SEC registration and maintaining its status as an SEC registered entity, or its exemption from SEC registration, as applicable, a Firm must commit, among other things, that the Firm's Books and Records are subject at all times to inspection and copying by the SEC and will be made available and supplied directly to the SEC promptly in response to the SEC's request. With respect to the transfer of personal data, the SEC will only use it for the legitimate and specific purpose of assisting the SEC in fulfilling its regulatory mandate and responsibilities, which includes regulating, administering, supervising, enforcing and securing compliance with the securities or derivatives laws in its jurisdiction."

Pursuant to Paragraph 22 of the 2019 MoU, "[t]he SEC may conduct On-Site Visits of Firms located in the United Kingdom that are authorized, designated, qualified, registered, or otherwise regulated, supervised by or subject to the oversight of, the SEC. The FCA may conduct On-Site Visits of Firms located in the United States that are authorized, designated, qualified, registered, or otherwise regulated, supervised by or subject to the oversight of, the FCA."

On September 15, 2010, the FSA and FINRA entered into an MoU (the "2010 MoU")[2] pursuant to support more robust cooperation between the two regulators. The 2010 MoU is intended to facilitate the exchange of information on firms and individuals under common supervision of the FSA and FINRA, support collaboration on investigations and enforcement matters, and

---

[1] https://www.sec.gov/about/offices/oia/oia_multilateral/ukfca_mou_2019.pdf
[2] https://www.finra.org/sites/default/files/Industry/p122102.pdf

allow further sharing of regulatory techniques, including approaches to risk-based supervision of firms.

Pursuant to Paragraph 6 of the 2010 MoU, "[i]f a request for assistance is made, each Authority will use reasonable efforts to provide assistance to the other, subject to its laws and overall policy."

V.   Opinion

Based upon and relying on the foregoing, to the best of our knowledge, we are of the opinion that:

1. Neither the MLLCA, the TLLCA, the FCA, nor UK Securities Laws prevent the Client from providing to the SEC and any registered US national securities association of which the Client becomes a member with access to the books and records of the Client.

2. Neither the MLLCA, the TLLCA, the FCA, nor UK Securities Laws prevent the Client from submitting to an onsite inspection and examination by the SEC and any registered US national securities association of which the Client becomes a member.

VI.   Reliance

This opinion is given in strict confidence solely for the benefit of the addressee and not for the benefit of any other person. It is rendered solely in connection with the transaction outlined above. It may not be used or relied upon by any such addressee for any other purpose or relied upon by any other person for any purpose whatsoever without our prior written consent.

Sincerely,

Alina Cartner

Alina P. Cartner, Esq.